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[WILDBLUE LOGO]


                                 March 26, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Barry Summer

Re:  Wildblue Communications, Inc.
     Application for Withdrawal of Registration Statement on Form S-1 File No. 333-47584

Dear Mr. Summer:

         Pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), as amended, Wildblue Communications, Inc. (the "Company") hereby submits this application for withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, (File No. 333-47584) (the "Registration Statement"), relating to the proposed initial public offering of the shares of the Company's common stock, effective as of the date hereof, or as early as practicable hereafter. The Company is requesting withdrawal of the Registration Statement due to continuing unfavorable conditions in the financial markets.

         We request that we be notified of the effectiveness of the withdrawal of the Registration Statement by a telephone call to the undersigned at (720) 554-7421 and that such withdrawal also be confirmed in writing.

         If you have any questions regarding this request for withdrawal, please contact me at (720) 554-7421.

                                       Very truly yours,

                                       WILDBLUE COMMUNICATIONS, INC.


                                       By: /s/ David M. Brown
                                          -----------------------------------
                                          David M. Brown
                                          Vice President, General Counsel and
                                          Secretary


                          Wildblue Communications, Inc.
                4600 S. Syracuse St., #500, Denver, CO 80237-2750
                      Main: 720-554-7400 Fax: 720-554-7500
                                www.wildblue.com